Exhibit 21.1

Subsidiaries of the Registrant

State or other jurisdiction of incorporation
Subsidiaries	or organization

InterActual Technologies, Inc.	California, USA
Sonic IP, Inc.	California, USA
Sonic Solutions International, Inc.	Delaware
MGI Software Corp.	Canada
Live Picture S.A.R.L.	France
OLI V R Corporation Ltd.	Israel
Sonic Solutions K. K.	Japan
Sonic Solutions (Shanghai) Co., Ltd	PRC (China)
SystemOK AB	Sweden
Roxio UK, Ltd.	United Kingdom
Roxio Singapore PTE Ltd.	Singapore